Exhibit 99.26

Field Trip Psychedelics Inc.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020

AND

 THE PERIOD FROM APRIL 2, 2019 (DATE OF INCORPORATION) TO

SEPTEMBER 30, 2019

(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP PSYCHEDELICS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at September 30, 2020	As at March 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash		13,823,577	9,590,758
Restricted cash	4	218,448	100,000
Accounts receivable	5	1,984,044	203,112
Other assets	6	744,947	133,916
TOTAL CURRENT ASSETS		16,771,016	10,027,786

NON-CURRENT
Property, plant and equipment	7	1,465,715	575,446
Intangible assets	8	305,119	124,980
Right-of-use assets	9	3,683,898	1,632,661
Other non-current assets	6	242,946	180,222
TOTAL NON-CURRENT ASSETS		5,697,678	2,513,309
TOTAL ASSETS		22,468,694	12,541,095

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	11	2,095,670	577,878
Deferred revenue		22,838	2,000
Current portion of lease obligations	10	621,530	462,871
TOTAL CURRENT LIABILITIES		2,740,038	1,042,749

NON-CURRENT
Loan payable	12	21,452	1,078,334
Lease obligations	10	2,954,864	-
TOTAL LIABILITIES		5,716,354	2,121,083

EQUITY
Share capital	13	25,031,688	12,781,270
Share-based payments reserve	14	1,229,697	330,703
Accumulated other comprehensive loss		16,373	(49,521)
Retained deficit		(9,525,418)	(2,634,096)
Non-controlling interest	23	-	(8,344)
TOTAL EQUITY		16,752,340	10,420,012
TOTAL LIABILITIES AND EQUITY		22,468,694	12,541,095

Contingencies (Note 29) and Commitments (Note 25)

Subsequent events (Note 30)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau

Director	Director

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FIELD TRIP PSYCHEDELICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS

(unaudited)

		3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
(Expressed in Canadian Dollars)	Notes	$	$	$	$
REVENUE
Patient services		94,532	-	117,891	-
Other revenue		-	-	240	-
Total revenue		94,532	-	118,131	-
OPERATING EXPENSES
General and administration	16	2,182,144	411,686	3,536,064	564,331
Occupancy costs	17	111,877	59,342	175,660	73,472
Sales and marketing	18	268,475	43,582	420,307	43,582
Research and development	19	745,989	-	1,480,991	-
Depreciation and amortization		269,578	33	479,338	33
Patient services	20	232,114	-	289,089	-
Total operating expenses		3,810,177	514,643	6,381,449	681,418
OTHER INCOME(EXPENSES)
Finance expense	21	(58,373)	-	(93,357)	-
Other expense	22	(158,426)	-	(534,673)	-
Net loss before income taxes		(3,932,444)	(514,643)	(6,891,348)	(681,418)
Income taxes		-	-	-	-
Net loss		(3,932,444)	(514,643)	(6,891,348)	(681,418)
OTHER COMPREHENSIVE INCOME
Exchange gain from translation of foreign subsidiaries		30,067	200	65,861	200
NET LOSS AND COMPREHENSIVE LOSS		(3,902,377)	(514,443)	(6,825,487)	(681,218)
TOTAL COMPREHENSIVE LOSS
ATTRIBUTABLE TO:
Shareholders of Field Trip Psychedelics Inc.		(3,902,377)	(514,443)	(6,823,584)	(681,218)
Non-controlling interest		-	-	(1,903)	-
		(3,902,377)	(514,443)	(6,825,487)	(681,218)
NET LOSS PER SHARE
Basic and diluted	15	(0.16)	(0.08)	(0.28)	(0.11)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Share Capital		Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non- controlling Interest	Shareholders’ Equity
	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Share issuance	13	7,065,063	12,762,929	-	-	-	-	12,762,929
Share issuance cost		-	(1,016,651)	-	-	-	-	(1,016,651)
Share-based payments	14	-	-	1,403,044	-	-	-	1,403,044
Stock options exercised	14	9,000,900	504,140	(504,050)	-	-	-	90
Exchange gain from translation of foreign subsidiaries		-	-	-	65,861	-	59	65,920
Purchase of non-controlling interest	23	-	-	-	553	9,785	(10,338)	-
Net loss		-	-	-	-	(6,893,283)	1,935	(6,891,348)
Balance, September 30, 2020		37,007,886	25,031,688	1,229,697	16,373	(9,525,418)	-	16,752,340

Balance, April 2, 2019		-	-	-	-	-	-	-
Share issuance - Class A	13	6,300,630	350,000	1,255,000	-	-	-	1,605,000
Share-based payments	14	-	-	131,484	-	-	-	131,484
Exchange gain from translation of foreign subsidiaries		-	-	-	200	-	-	200
Shareholder distributions from issuance of below-market loans	28	-	-	-	-	(13,596)	-	(13,596)
Net loss		-	-	-	-	(681,418)	-	(681,418)
Balance, September 30, 2019		6,300,630	350,000	1,386,484	200	(695,014)	-	1,041,670

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

		6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
(Canadian dollars in thousands)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(6,891,348)	(681,418)
Items not involving current cash flows:
Depreciation and amortization		479,338	33
Share-based payments	14	1,403,044	131,484
Fair value of government assistance		(8,548)	-
Interest expense on lease commitments	21	98,063	-
Interest income on shareholders' loan	21	(1,249)	-
Interest income on refundable lease deposits	21	(3,562)	-
Net change in non-cash working capital	24	(865,007)	4,748
CASH USED IN OPERATING ACTIVITIES		(5,789,269)	(545,153)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	7	(966,901)	(2,768)
Acquisition of intangible assets	8	(200,075)	-
Refundable security deposit paid for right-of-use assets		(54,512)	-
CASH USED IN INVESTING ACTIVITIES		(1,221,488)	(2,768)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		12,763,019	1,605,000
Share issuance cost paid	13	(1,016,652)	-
Repayment of lease obligation	10	(460,635)	-
Loan received	12	30,000	-
CASH PROVIDED BY FINANCING ACTIVITIES		11,315,732	1,605,000
Net change in cash during the period		4,304,975	1,057,079
Effect of exchange rate on changes in cash		46,292	255
Cash, beginning of the period		9,690,758	-
CASH, END OF PERIOD		14,042,025	1,057,334
Represented by:
Cash		13,823,577	1,057,334
Restricted cash		218,448	-
CASH, END OF PERIOD		14,042,025	1,057,334

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

1. NATURE OF OPERATIONS

Field Trip Psychedelics Inc. (the “Group”, the “Company” or “Field Trip”) is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiary Field Trip Natural Products Ltd. and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications. Through its wholly owned subsidiaries Field Trip Health Inc., Field Trip Health USA Inc. (formerly Field Trip Ventures USA Inc.) and Field Trip Health B.V., "Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Field Trip Digital LLC, a wholly owned subsidiary of Field Trip Health USA Inc., has designed a mobile software application that will be available in October 2020 for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide users with a framework and tools for self-directed consciousness-expanding activities and features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content.

Field Trip Psychedelics Inc. was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office is located at 30 Duncan Street, Unit 401, Toronto, Ontario, Canada, M5V 2C3.

2. BASIS OF PREPARATION

Going Concern Assumption

At September 30, 2020, the Group had not yet achieved profitable operations, has a retained deficit of $9,525,418 since its inception, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. These financial statements have been prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge liabilities in the normal course of business. Accordingly, these financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements.

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS) and with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the year ended March 31, 2020.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

These consolidated financial statements were approved for issue by the Board of Directors on November 30, 2020.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies below.

Functional Currency

The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Group, its subsidiaries and ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations (“PCs”).

Subsidiaries

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital LLC(i)	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited (ii)	Kingston, Jamaica	United States Dollars	100%

(i)	Field Trip Digital LLC is a wholly owned subsidiary of Field Trip Health USA Inc.

(ii)	On June 3, 2020, Field Trip Psychedelics Inc., Darwin Inc., a third party, and Field Trip Natural Products Limited entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of Field Trip Natural Products Limited from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group owns 100% of the authorized capital of Field Trip Natural Products Limited. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 14 Share-based Payments.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

Professional Medical Corporations (PCs)

Field Trip’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.

The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by Field Trip or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. Field Trip is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PC’s are branded as Field Trip clinics using its marketing collaterals and logo. In addition, Field Trip holds a security interest in all PC revenue and proceeds as collateral.

Under the terms of the Succession Agreement, Field Trip has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by Field Trip or other shareholders who are also subject to the terms of the Succession Agreements.

Based upon the provisions of these agreements, Field Trip determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows Field Trip to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10 Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support Field Trip provides to the PCs (e.g. loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to Field Trip shareholders. The aggregate carrying value of the current assets and liabilities included in the condensed consolidated balance sheets for the PCs after elimination of intercompany transactions and balances were $121,223 and $10,858, respectively, as of September 30, 2020 and $nil and $nil, respectively, as of March 31, 2020. The PCs did not have noncurrent assets or liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries.

Accounts Receivable

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Group makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9 Financial Instruments (“IFRS 9”), the Group evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period. Estimates of expected credit losses take into account the Group’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Group determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments. The Group performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.

Revenue Recognition

The Group generates revenue primarily from the provision of psychotherapy services. The Group uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer;

2.	Identify the performance obligation(s) in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligation(s) in the contract; and

5.	Recognize revenue when or as the Group satisfies the performance obligation(s).

Patient service revenues are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Group fulfills its performance obligations. Patient service revenues are measured at the net patient service revenues received or receivable, which includes contractual allowances and discounts. In circumstances where the net patient service revenues have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net service revenues received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material.

Key areas of judgment and estimation or use of managerial assumptions are as follows:

Share-based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeiture of options granted. The Group measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Group’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.

Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets

Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, impacts on patients, practitioners and employees.

4. RESTRICTED CASH

	As at September 30, 2020	As at March 31, 2020
	$	$
Funds held as collateral	100,000	100,000
Funds held at PCs	118,448	-
	218,448	100,000

As at September 30, 2020, the Group had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,000 matures on November 2, 2020, and $65,000 matures on January 20, 2021 respectively. The Group also had $118,448 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

As at March 31, 2020 the Group had $100,000 of restricted cash.

5. ACCOUNTS RECEIVABLE

	As at September 30, 2020	As at March 31, 2020
	$	$
Other receivables	2,219	11,940
Funds in escrow	1,636,451	-
Sales tax receivable	345,374	191,172
	1,984,044	203,112

$1,636,451 of funds held in escrow were from the Class A Series B financing which were released subsequent to the fiscal quarter. Other receivables of $2,216 relates to amounts receivable from patients for treatments completed at the clinics.

During the 3 and 6 months ended September 30, 2020 and periods ended March 31, 2020, no expected credit loss allowance was recorded for accounts receivable & no receivables were written off.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

6. OTHER ASSETS

	As at September 30, 2020	As at March 31, 2020
	$	$
Prepaid expenses	744,947	133,915
Lease security deposits	164,044	95,451
Prepaid additional (non-lease) rent	29,662	36,781
Shareholder loans receivable (Note 28)	49,240	47,991
	987,893	314,138
Less amounts due within one year	(744,947)	(133,916)
Non-current balance	242,946	180,222

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Leasehold Improvements	Furniture & Fixtures	Computer Equipment & Software	Medical & Laboratory Equipment	Construction in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	609,599	144,914	126,931	21,416	427,200	1,330,060
Transfers	-	-	-	-	(341,168)	(341,168)
Foreign currency translation adjustment	-	-	(365)	(331)	(13,001)	(13,697)
Balance, September 30, 2020	952,189	201,101	205,336	26,618	179,433	1,564,677

Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	-	(14,036)
Depreciation expense	(53,535)	(8,578)	(21,884)	(968)	-	(84,965)
Foreign currency translation adjustment	(7)	(4)	26	24	-	39
Balance, September 30, 2020	(62,187)	(9,623)	(25,969)	(1,183)	-	(98,962)
Net book value as at:
September 30, 2020	890,002	191,478	179,367	25,435	179,433	1,465,715
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software in Progress	Field Trip Health Website	Total
Cost	$	$	$
Balance, April 1, 2020	-	126,974	126,974
Additions	159,028	41,048	200,076
Balance, September 30, 2020	159,028	168,022	327,050

Accumulated amortization
Balance, April 1, 2020	-	(1,994)	(1,994)
Amortization expense	-	(19,937)	(19,937)
Balance, September 30, 2020	-	(21,931)	(21,931)
Net book value as at September 30, 2020	159,028	146,091	305,119
Net book value as at March 31, 2020	-	124,980	124,980

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

9. Right-of-Use Assets

Right-of-use assets (“ROU”) consist of the following:

Total
Cost	$
Balance, April 1, 2020	1,762,951
Additions	2,524,725
Foreign currency translation adjustment	(102,917)
Balance, September 30, 2020	4,184,759

Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(374,435)
Foreign currency translation adjustment	3,864
Balance, September 30, 2020	(500,861)
Net book value as at
September 30, 2020	3,683,898
March 31, 2020	1,632,661

10. LEASE OBLIGATIONS

The Group leases real property for its clinical and office locations in Toronto, New York City and Santa Monica as well as its research facility in Jamaica. Lease obligations consist of the following as at September 30, 2020:

$
As at April 1, 2020	1,541,205
Additions during the period	2,412,154
Foreign currency translation adjustment	(14,393)
Payments during the period	(460,635)
Interest expense during the period	98,063
3,576,394
Less amounts due within one year	(621,530)
Long-term balance	2,954,864

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $(23,099) for the 3 months ended September 30, 2020 (September 30, 2019 - $45,702) and $10,370 for the 6 months ended September 30, 2020 (September 30, 2019 - $59,832).

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at September 30, 2020:

$
Less than 1 year	934,859
1 to 2 years	925,952
2 to 3 years	457,365
3 to 4 years	322,721
4 to 5 years	332,403
Beyond 5 years	1,686,723
4,660,023

See Note 25, Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 12

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at September 30, 2020	As at March 31, 2020
	$	$
Trade payables	666,322	270,235
Accrued liabilities	1,429,348	307,643
	2,095,670	577,878

$775,847 of accrued liabilities relates to transactions costs incurred for the Class A Series B financing and the reverse takeover of Newton Energy Corporation on October 1, 2020 (see Note 30 Subsequent Events). The remaining balance of $653,501 relates to amounts accrued for payroll liabilities.

12. LOAN PAYABLE

The Group applied for and received on September 17, 2020, the $40,000 Canada Emergency Business Account (“CEBA”), which is an interest-free loan to cover operating costs which was offered in the context of the Covid-19 pandemic outbreak. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On December 31, 2022, the Corporation has the option to extend for 3 years the loan and it will bear a 5% interest rate. To estimate the fair value at initial recognition, the debt component was estimated first at $21,319, considering the forgiveness and interest free aspects. A 15% effective rate was used which corresponds to a market rate that the Corporation would have obtained for a similar loan. The $18,681 residual value was attributed to government assistance that is presented as other income in the statement of loss and other comprehensive loss.

13. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Group consists of the following:

Class A shares – unlimited

Class B shares – unlimited

Class C shares – unlimited

Share Capital Issued as at September 30, 2020

	Number of	Amount
Class of Shares	Shares Issued	$
A (i – iv)	37,007,886	25,031,688
	37,007,886	25,031,688

Share Capital Issued as at March 31, 2020

	Number of	Amount
Class of Shares	Shares Issued	$
A	11,510,900	1,605,027
B	9,431,023	11,176,243
	20,941,923	12,781,270

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 13

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

(i)	On May 20, 2020, the Group issued 76,240 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $68,616 USD or $95,617 CAD. The share issuance costs of $17,829 were settled via the issuance of 14,216 Class B shares at a price of $0.90 USD or $1.2542 CAD per share.

(ii)	On August 14, 2020, the Group completed brokered and non-brokered private placements of an aggregate of 5,516,724 Class A shares in the capital of Field Trip, at a price of $2.00 per share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 Class A shares and 299,753 compensation warrants, with each warrant exercisable into one Class A share of Field Trip at a price of $2.00 per share until August 14, 2022. The Series B Financing is a Qualified Financing (as defined below), therefore all of the Class B Series 1 Shares were automatically converted into Class A Shares upon closing of this transaction.

(iii)	On September 21, 2020, Field Trip completed a non-brokered private placement of an aggregate of 816,932 Class A Field Trip Shares at a price of $2.00 per share for gross proceeds of $1,633,864.

(iv)	On September 25, 2020, 600,000 Class A Field Trip Shares were issued as payment of milestone shares under the Jamaican SPA.

Voting Rights

Each holder of Class A shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Shares is entitled to cast the number of votes equal to the number of Class B Series Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Shares shall vote together with the holders of Class A Shares as a single class.

Class B Shares Automatic Conversion

Upon the completion of a private placement of Class A Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the "Qualified Financing"), then all of the Class B Series 1 Shares will automatically and concurrently be converted into Class A Shares (the “Automatic Conversion”) as follows:

(a)	If the price paid per Class A Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series 1 Share will convert into one Class A Share; or

(b)	If the price paid per Class A Share in the Qualified Financing is less than USD $1.125, then the Class B Series 1 Shares held by each holder will be converted into a number of Class A Shares determined by dividing (x) the Subscription Amount by (y) an amount equal to the product of (A) the price paid per Class A Share in the Qualified Financing multiplied by (B) 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 14

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

14. SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019, the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

On August 11, 2020, the Group accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised.

Stock Option Plan

On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

As at September 30, 2020, the number of common shares available for issuance under the Share Option Plan was 5,551,183.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.

The following is a schedule of the options outstanding as at:

	Options	Range of Exercise Price	Weighted Average Exercise Price
		$	$
Balance, March 31, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	1,244,000	0.50-2.00	1.19
LTOI - Exercised	(9,000,900)	0.00001	0.00001
Balance, September 30, 2020	3,620,806	0.50-2.00	0.74

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Options model inputs for options granted during the 6 months ended September 30, 2020 were as follows:

Options #	Grant Date	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
	April 1, 2020-	0.28(i)
1,244,000	September 30, 2020	– 2.00	0.50 - 2.00	0.70	10	75	0.19-1.55

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 15

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

(i)	On January 29, 2020, the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share. The Group derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.

(ii)	On August 7, 2020, the Group issued 670,000 options at an issue price of $0.50 per Field Trip Share.

(iii)	On September 2, 2020, the Group issued 410,000 options at an issue price of $2.00 per Field Trip Share.

(iv)	On September 30, 2020, the Group issued 164,000 options at an issue price of $2.00 per Field Trip Share.

The following table summarizes the unvested outstanding and exercisable options held by directors, officers, employees and consultants as at September 30, 2020:

		Outstanding		Exercisable
Exercise		Remaining	Weighted Average	Vested	Weighted Average
Price Range	Options	Contractual Life	Exercise Price	Options	Exercise Price
$	#	years	$	#	$
0.50-2.00	3,508,716	10	0.74	112,090	0.50

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at March 31, 2020:

		Outstanding		Exercisable
Exercise		Remaining	Weighted Average	Vested	Weighted Average
Price Range	Options	Contractual Life	Exercise Price	Options	Exercise Price
$	#	years	$	#	$
.00001 - 0.50	11,362,706	5 - 10	0.10	15,000	0.50

Jamaica Facility Shares

Field Trip Psychedelics Inc. will issue 1,200,000 fully paid up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 common shares at a deemed price per Field Trip Common Share of $2.00.

The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.

Black-Scholes model inputs for the Jamaican Facility Shares for the 6 months ended September 30, 2020 were as follows:

Shares to be Issued #	Grant Date	Share Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Share $
1,200,000	June 3, 2020	2.00 (i)	0.62	4	75	2.00

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 16

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

Warrants

The following is a schedule of the warrants outstanding as at:

	Warrants	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2020	-	-	-
Issued – August 14, 2020	299,753	2.00	2.00
Balance, September 30, 2020	299,753	2.00	2.00

The weighted average life for warrants outstanding as at September 30, 2020 was 1.9 years.

Summary of Stock-based Compensation

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Stock option compensation expense - Stock Option Plan	139,885	-	209,520	-
Stock option compensation expense - Long Term Incentive Options	207,489	66,751	241,524	131,484
Stock-based compensation expense – Jamaica Facility Shares	364,098	-	952,000	-
Stock-based compensation expense	711,472	66,751	1,403,044	131,484

15. NET LOSS PER SHARE

For the three and six months ended September 30, 2020 and periods ended September 30, 2019, basic loss per share and diluted loss per share were the same as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
Loss attributable to common shares ($)	(3,932,444)	(514,643)	(6,891,348)	(681,418)
Dilutive effect on income	-	-	-	-
Weighted average number of shares outstanding – basic (#)	24,896,227	6,300,630	24,958,644	6,300,630
Weighted average number of shares outstanding – diluted (#)	24,896,227	6,300,630	24,958,644	6,300,630
Loss per common share, basic ($)	(0.16)	(0.08)	(0.28)	(0.11)
Loss per common share, diluted ($)	(0.16)	(0.08)	(0.28)	(0.11)

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 17

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

16. GENERAL AND ADMINISTRATION

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Personnel costs	957,336	67,082	1,707,175	78,766
External services	671,234	219,189	1,104,126	291,666
Share-based payments (Note 14)	347,375	66,751	451,045	131,484
Travel and entertainment	39,613	51,002	48,653	54,583
IT and technology	128,231	795	182,679	795
Office and general	38,355	6,867	42,386	7,037
Total general and administration	2,182,144	411,686	3,536,064	564,331

17. OCCUPANCY COSTS

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Operating rent expense	(23,099)	45,702	10,370	59,832
Taxes, maintenance, insurance	10,592	10,250	17,602	10,250
Minor furniture and fixtures	103,139	-	104,422	-
Utilities and services	21,245	3,390	43,266	3,390
Total occupancy costs	111,877	59,342	175,660	73,472

18. SALES AND MARKETING

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Brand and public relations	138,257	36,782	200,720	36,782
Conference fees	11,659	6,800	32,051	6,800
Personnel costs	53,847	-	85,164	-
External marketing services	64,712	-	102,372	-
Total sales and marketing	268,475	43,582	420,307	43,582

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 18

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

19. RESEARCH AND DEVELOPMENT

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
External services	469,130	-	1,059,644	-
Personnel costs	152,364	-	294,786	-
Supplies and services	124,495	-	126,561	-
Total research and development	745,989	-	1,480,991	-

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the 3 and 6 months ended September 30, 2020.

20. PATIENT SERVICES EXPENSE

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Personnel costs	199,835	-	253,123	-
Supplies and services	30,821	-	34,314	-
Payment provider fees	1,458	-	1,652	-
Total patient services expense	232,114	-	289,089	-

Patient services expense are comprised of direct costs incurred by the clinics to generate patient services revenue.

21. FINANCE EXPENSE

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Interest expense on leases	(60,829)	-	(98,062)	-
Interest income on shareholders' loan (Note 28)	628	-	1,249	-
Interest income on refundable lease deposit	1,916	-	3,562	-
Interest expense on loan	(133)	-	(133)	-
Interest income on bank balances	45	-	27	-
Total finance expense	(58,373)	-	(93,357)	-

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 19

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

22. OTHER INCOME (EXPENSE)

	3 Months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Unrealized foreign exchange loss	(1,147)	-	(672)	-
Realized foreign exchange loss	(196,288)	-	(591,010)	-
Government assistance	39,009	-	57,009	-
Total other income (expense)	(158,426)	-	(534,673)	-

We also applied for, and received, governmental assistance related to the COVID-19 pandemic:

(i)	The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 12 Loan Payable of our unaudited condensed interim consolidated financial statements for the three and six month periods ended September 30, 2020 and periods ended September 30, 2019).

(ii)	The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the 3 and 6 months ended September 30, 2020 the Company received wage subsidies of $0 and $18,000 respectively.

(iii)	The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

23.	NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:

	As at September 30, 2020 $	As at March 31, 2020 $
Current assets	200,737	30,300
Non-current assets	263,470	5,294
Current liabilities	(193,147)	(48,941)
Non-current liabilities	(394,548)	(28,374)
Total equity	(123,488)	(41,721)
Non-controlling interest (%) (i)	0%	20%
Equity attributable to Field Trip	(123,488)	(33,377)
Equity attributable to NCI	-	(8,344)

(i)	See Note 2 Basis of Presentation for changes to the ownership structure of the Group’s subsidiary Field Trip Natural Products during the 6 months ended September 30, 2020.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 20

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

24. CHANGE IN NON-CASH WORKING CAPITAL

	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Accounts receivable	(1,780,933)	(7,297)
Other current assets	(601,893)	-
Other non-current assets	(55,769)	(121,791)
Accounts payable and accrued liabilities	1,552,750	133,836
Deferred revenue	20,838	-
Total non-cash working capital	(865,007)	4,748

25. COMMITMENTS

The Group leases real property for its clinical and office locations in Canada. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

	Expiry	Additional Rent Payments	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Toronto corporate office and clinic	2023-10-31	288,119	111,530	176,589	-	-
Santa Monica clinic	2030-06-30	628,947	64,507	129,015	129,015	306,410
		917,066	176,037	305,604	129,015	306,410

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

26. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompasses the Group’s psychedelic assisted psychotherapy clinics across North America.

•	Research which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 21

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
3 months ended September 30, 2020
Net revenue	94,532	-	-	94,532
Net loss	(1,214,464)	(742,275)	(1,975,705)	(3,932,444)
Property, plant, and equipment	1,145,882	226,806	93,027	1,465,715
Intangible assets	305,119	-	-	305,119
3 months ended September 30, 2019
Net revenue	-	-	-	-
Net loss	(57,327)	-	(457,316)	(514,643)
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-
6 months ended September 30, 2020
Net revenue	118,131	-	-	118,131
Net loss	(2,066,569)	(1,469,161)	(3,355,618)	(6,891,348)
Property, plant, and equipment	1,145,882	226,806	93,027	1,465,715
Intangible assets	305,119	-	-	305,119
Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
Net revenue	-	-	-	-
Net loss	(57,327)	-	(624,091)	(681,418)
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-

	Canada	United States	Jamaica	Total
Geographic Information	$	$	$	$
3 months ended September 30, 2020
Net revenue	78,249	16,283	-	94,532
Net loss	(2,810,959)	(1,069,167)	(52,318)	(3,932,444)
Property, plant, and equipment	428,306	810,603	226,606	1,465,715
Intangible assets	305,119	-	-	305,119
3 months ended September 30, 2019
Net revenue	-	-	-	-
Net loss	(457,316)	(57,327)	-	(514,643)
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-
6 months ended September 30, 2020
Net revenue	101,848	16,283	-	118,131
Net loss	(5,033,348)	(1,772,541)	(85,459)	(6,891,348)
Property, plant, and equipment	428,306	810,603	226,606	1,465,715
Intangible assets	305,119	-	-	305,119
Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
Net revenue	-	-	-	-
Net loss	(624,091)	(57,327)	-	(681,418)
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 22

FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

27. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at September 30, 2020	As at March 31, 2020
		$
Financial assets at fair value through profit and loss
Cash (Level 1)	13,823,577	9,590,758
Restricted cash (Level 1)	218,448	100,000
Financial assets at amortized cost
Accounts receivable	1,984,044	203,112
Shareholders’ loan receivable	49,240	47,991
Total financial assets	16,075,309	9,941,861
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	2,095,670	577,854
CEBA loan	21,452	-
Total financial liabilities	2,117,122	577,854

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.

The Group’s cash is held with four financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2020, the Company had $13,823,577 of cash and cash equivalents.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $2,095,670 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.

Currency Risk

The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at September 30, 2020, the Group held USD dollar denominated cash of $3,277,324 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $139,768 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at September 30, 2020 of $41,852. USD dollar expenses for the period September 30, 2020 were $1,791,442 USD. Varying the foreign exchange rate for the period ended September 30, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $23,871 assuming that all other variables remained constant.

28. RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e. not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at September 30, 2020 was $49,240 (see Note 6) and total interest income accrued at market rate in profit or loss for the 3 months then ended was $628 (see Note 21).

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at September 30, 2020 includes ten directors and executive officers of the corporation. Key management personnel compensation for the 3 and 6 months ended September 30, 2020 was comprised of:

	3 months ended September 30, 2020 $	3 months ended September 30, 2019 $	6 months ended September 30, 2020 $	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019 $
Salaries	229,082	-	371,234	-
Share-based compensation	230,733	66,751	268,089	131,484
	459,815	66,751	639,323	131,484

Directors and officers of the Group control 53% or 19,893,465 of the outstanding voting shares of the Group.

29. CONTINGENCIES

Litigation

During the prior year, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

30. SUBSEQUENT EVENTS

Reverse Takeover of Newton Energy Corporation

On October 1, 2020, Field Trip completed its previously announced going public transaction (the “Transaction”) with Newton Energy Corporation and Newton’s wholly-owned subsidiary Newton Energy Subco Limited. The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Newton changed its name to “Field Trip Health Ltd.” (the “Resulting Issuer”) and commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP.

Amended Stock Option Plan

In conjunction with the closing of the Transaction, Field Trip amended its Stock Option Plan on October 6, 2020. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

Option Grants

On October 1, 2020, the Group issued 253,423 options at an issue price of $2.00 per Field Trip Share.

On November 2, 2020, the Group issued 65,000 options at an issue price of $2.68 per Field Trip Share.

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FIELD TRIP PSYCHEDELICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three & six months ended September 30, 2020 and periods ended September 30, 2019

(unaudited)

Clinic Openings

Chicago

On July 21, 2020, the Group executed a lease agreement to build its Chicago clinic, commencing on October 1, 2020 and ending 132 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,115,479. Field Trip Health USA Inc. is a guarantor on the lease.

Atlanta

On October 7, 2020, the Group executed a lease agreement to build its Atlanta clinic, commencing on October 1, 2020 and ending 121 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,842,876.

Amsterdam

On October 7, 2020, the Group executed a lease agreement to build its Amsterdam clinic, commencing on November 1, 2020 and ending 72 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,967,114.

Houston

On October 28, 2020, the Group executed a lease agreement to build its Houston clinic, estimated to commence on January 1, 2021 and ending 63 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,237,388. Field Trip Health USA Inc. is a guarantor on the lease.

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